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                            HOUGHTON MIFFLIN COMPANY

        EXHIBIT 12 -- COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                      2000     1999     1998     1997     1996
                                                     ------   ------   ------   ------   ------
Earnings before fixed charges:
     Net income before extraordinary item..........  $ 55.8   $ 46.0   $ 45.6   $ 49.8   $ 43.6
     Provision for income taxes....................    41.4     31.1     33.6     33.7     30.3
                                                     ------   ------   ------   ------   ------
     Income before taxes and extraordinary item....    97.2     77.1     79.2     83.5     74.0
     Interest expense..............................    33.0     30.3     34.7     39.7     41.6
     Interest portion of rent expense*.............     7.9      7.3      3.1      2.7      3.0
                                                     ------   ------   ------   ------   ------
Earnings before fixed charges......................  $138.1   $114.7   $117.0   $125.9   $118.6
Fixed charges:
     Interest expense..............................    33.0     30.3     34.7     39.7     41.6
     Interest portion of rent expense*.............     7.9      7.3      3.1      2.7      3.0
                                                     ------   ------   ------   ------   ------
Total fixed charges................................  $ 40.9   $ 37.6   $ 37.8   $ 42.4   $ 44.6
Ratio of earnings to fixed charges.................     3.4      3.1      3.1      3.0      2.7

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* Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.